CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-1 of our report dated April 16, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards
No. 123(R), Share-Based Payment, and Financial Accounting Standards Board (FASB) Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, effective January 1, 2006), relating to the financial statements of SoundBite Communications, Inc. appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
April 16, 2007